UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION


INVESTMENT COMPANY ACT OF 1940
Release No. 35752 / September 22, 2025

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In the Matter of

THIRD POINT PRIVATE CAPITAL LLC
THIRD POINT PRIVATE CAPITAL PARTNERS
55 Hudson Yards, 51st Floor
New York, NY 10001

(812-15827)

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ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c), 18(i) AND 61(a) OF THE
ACT

Third Point Private Capital LLC and Third Point Private Capital Partners, filed an application on
June 4, 2025, requesting an order under section 6(c) of the Investment Company Act of 1940
("Act") granting an exemption from sections 18(a)(2), 18(c), 18(i) and 61(a) of the Act. The
order permits certain registered closed-end management investment companies that intend to
elect to be regulated as business development companies to issue multiple classes of shares with
varying sales loads and to impose asset-based distribution and/or service fees.

On August 26, 2025, a notice of the filing of the application was issued (Investment Company
Act Release No. 35725). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, that granting the requested exemption is appropriate in the public interest and
consistent with the protection of investors and the purposes fairly intended by the policy and
provisions of the Act.

Accordingly, in the matter of Third Point Private Capital LLC, et al. (File No. 812-15827),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c), 18(i) and 61(a) of the Act is granted, effective immediately, subject to the condition contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

**Sherry R. Haywood,**

*Assistant Secretary.*